Rule 424(b)(3)
                                                  File No. 333-34641


PROSPECTUS SUPPLEMENT NO. 3 DATED FEBRUARY 25, 1998
(TO PROSPECTUS DATED DECEMBER 15, 1997)

                          5,000,000 Shares

                       MILLER INDUSTRIES, INC.
                            Common Stock

     This Prospectus Supplement is part of the Prospectus dated
December 15, 1997 and should be read in conjunction therewith.

     Subsequent to December 15, 1997, the Company has acquired 11 towing service companies in separate transactions, none of which were individually material to the financial results of the Company and, in the aggregate, do not have such a material effect as set forth in Rule 3-05 under Regulation S-X promulgated by the Securities and Exchange Commission. The Company issued an aggregate of approximately 927,439 shares of Common Stock and paid approximately $3,734,463 of cash in such transactions which have been accounted for under the purchase method of accounting, and issued an aggregate of approximately 98,823 shares of Common Stock in such transactions which have been accounted for under the pooling-of-interests method of accounting.

     At February 25, 1998, the Company had entered into letters of intent to acquire 29 additional towing service companies. These transactions are subject to customary conditions, including completion of due diligence investigations and execution of definitive acquisition agreements, among others. The Company intends to continue to aggressively pursue additional purchases of towing service companies.

     On February 6, 1998, the Company issued a press release announcing that it has increased its revolving unsecured credit facility from $60 million to $150 million. The new facility has a term of three years, and is designed to support the Company's business plan, which includes continuing to acquire towing service companies with a mix of cash and stock.

     On February 25, 1998, the Company issued a press release announcing that its earnings for its third fiscal quarter will be below analysts' expectations. The lower results are the result of lower than anticipated demand for the Company's towing equipment as well as for RoadOne's towing services. The Company attributes the softness in demand for its products and services in part to the unusually mild winter weather throughout most of the United States accompanied by increased price competition for its towing equipment. In addition, the Company experienced increased costs at its RoadOne subsidiary. The cost increases at RoadOne were the result of planned increases of corporate overhead to support the business expansion as well as the typical seasonal increase in staffing to support the winter demand at its locations. The Company affirmed that it will continue to devote resources to develop the infrastructure and core systems to achieve RoadOne's mission to be a national towing service provider. This may continue to affect earnings in the short term. The Company said that its earnings per share for its third fiscal quarter are expected to be in the range of $0.04 - $0.06 with revenues of approximately $103 million.

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   The date of this Prospectus Supplement is February 25, 1998.